UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6272-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☑

Press Release

On July 27, 2009, the registrant announced its unaudited financial results for the quarter ended June 30, 2009. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and the first half of 2009, which could continue through the remainder of 2009, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Registration Statement on Form F-1 originally filed on March 17, 2009 as amended through March 31, 2009, and other filings with the Securities and Exchange Commission.

Exhibit.

99.1	Press release regarding financial results for the quarter ended June 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: July 28, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release regarding financial results for the quarter ended June 30, 2009.

EXHIBIT 99.1

Changyou Reports Second Quarter 2009 Results

Total Revenues Reach a Record US$66.6 million, Exceeding High End of Company Guidance by

US$1.6 million, Up 8% Quarter-over-Quarter;

Non-GAAP Net Income Reaches a Record US$40.2 million, Exceeding High End of Company

Guidance by US$2.2 million, Up 17% Quarter-over-Quarter

Beijing, China, July 27, 2009 – Changyou.com Limited (“Changyou” or the “Company”) (Nasdaq: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2009.

Second Quarter 2009 Highlights

•	Total revenues reached a record US$66.6 million, an increase of 8% quarter-over-quarter and 39% year-over-year, exceeding high end of company guidance by US$1.6 million.

•

Non-GAAP[1] net income (i.e. excluding share-based compensation expenses) reached a record US$40.2 million, or US$0.75 per fully diluted ADS[2], exceeding high end of company guidance by US$0.04. Non-GAAP net income increased by 17% quarter-over-quarter and 24% year-over-year.

•	GAAP net income reached a record US$34.5 million, or US$0.66 per fully diluted ADS. GAAP net income increased by 3% quarter-over-quarter and 9% year-over-year.

•	Non-GAAP operating margin was 68%, an expansion of 5% from the first quarter of 2009 and 8% from the second quarter of 2008.

•	Aggregate active paying accounts (“APA”) for the Company’s two MMORPGs[3] grew by 5% quarter-over-quarter and 32% year-over-year to 2.39 million.

•	Average revenue per user (“ARPU”) for the Company’s two MMORPGs increased 4% quarter-over-quarter and 6% year-over-year to RMB186.

“Our relentless focus on building our business for the long-term by actively seeking out and implementing feedback from game players to improve the user experience continues to pay off,” said Mr. Tao Wang, Changyou’s chief executive officer. “This, combined with the ongoing strength of the online gaming industry in China and its status as a defensive play in difficult economic times, has helped us deliver another quarter of record results. Our user-centric strategy, strong R&D capabilities and regular release of expansion packs has allowed us to maintain the upward momentum of our games, and we expect this to continue going forward. With our growing user base and expanding online and offline marketing capabilities, I am confident in our ability to deliver sustainable growth.”

Mr. Alex Ho, Changyou’s chief financial officer, added, “During the second quarter, our key operating and financial metrics continued on a healthy and upward trend, demonstrating our ability to execute our well-defined strategies. Boosted by the continued popularity of our games, particularly Tian Long Ba Bu, total revenues and net income once again exceeded guidance. With our debt-free balance sheet, rich cash flows and high profitability, we are poised to capitalize on opportunities as they arise. “

[1]

Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliation to Unaudited Condensed Consolidated Statements of Operations.”

[2]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[3]	Tian Long Ba Bu (“TLBB”) and Blade Online

Second Quarter 2009 Operational Results

Aggregate registered accounts for the Company’s two MMORPGs as of June 30, 2009 increased 9% quarter-over-quarter and 53% year-over-year to 69.1 million.

Aggregate APA for the Company’s two MMORPGs increased 5% quarter-over-quarter and 32% year-over-year to 2.39 million.

Aggregate ARPU for the Company’s two MMORPGs increased 4% quarter-over-quarter and 6% year-over-year to RMB186, which the Company believes is within a range that is relatively affordable for the majority of Chinese game players.

Aggregate peak concurrent users (“PCU”) for the Company’s two MMORPGs was approximately 950,000, a decrease of 2% quarter-over-quarter and an increase of 23% year-over-year.

Second Quarter 2009 Unaudited Financial Results

Revenues

Total revenues for the second quarter of 2009 increased 8% quarter-over-quarter and 39% year-over-year to US$66.6 million.

Revenues from game operations for the second quarter of 2009 increased 9% quarter-over-quarter and 42% year-over-year to US$64.9 million. The increases were mainly due to user base expansion and higher APA, which reflect the growing popularity of the Company’s online games.

Overseas licensing revenues for the second quarter of 2009 decreased 27% quarter-over-quarter and 23% year-over-year to US$1.7 million. The decreases were largely the result of greater competition in mature overseas markets.

Gross Profit

Gross profit for the second quarter of 2009 increased 8% quarter-over-quarter and 41% year-over-year to US$62.7 million. Gross margin in the second quarter of 2009 was 94%, unchanged from the first quarter of 2009 and up from 93% in the second quarter of 2008. Non-GAAP gross profit for the second quarter of 2009 increased 8% quarter-over-quarter and 41% year-over-year to US$62.7 million. Non-GAAP gross margin in the second quarter of 2009 was also 94%, unchanged from the first quarter of 2009 and up from 93% in the second quarter of 2008.

Operating Expenses

For the second quarter of 2009, total operating expenses increased 14% quarter-over-quarter and 40% year-over-year to US$23.2 million. Non-GAAP operating expenses totaled US$17.6 million, down 9% quarter-over-quarter and up 13% year-over-year. The sequential decrease of non-GAAP operating expenses for the second quarter of 2009 of US$1.8 million was primarily the result of a change in the Company’s bonus program for management and key engineers, for whom the Company lessened cash bonuses after share-based awards previously granted increased in value after the Company’s IPO, and the saving of marketing and promotion spending on the Company’s existing games. The year-over-year increase of non-GAAP operating expenses of US$2.0 million was primarily the result of increased headcount and increased marketing and promotion activities over the year to deepen the penetration of the Company’s games within new and existing markets in China.

Operating Profit

Operating profit for the second quarter of 2009 increased 4% quarter-over-quarter and 42% year-over-year to US$39.5 million. Operating margin in the second quarter of 2009 was 59%, compared to 61% in the first quarter of 2009 and 58% in the second quarter of 2008. Non-GAAP operating profit for the second quarter of 2009 increased 17% quarter-over-quarter and 57% year-over-year to US$45.1 million. Non-GAAP operating margin in the second quarter of 2009 was 68%, up from 63% in the first quarter of 2009 and 60% in the second quarter of 2008.

Net Income

For the second quarter of 2009, net income increased 3% quarter-over-quarter and 9% year-over-year to US$34.5 million. Non-GAAP net income increased 17% quarter-over-quarter and 24% year-over-year to US$40.2 million. Fully diluted earnings per ADS were US$0.66, compared to US$0.71 in the first quarter of 2009 and US$0.67 in the second quarter of 2008. Non-GAAP fully diluted earnings per ADS were US$0.75, up from US$0.72 in the first quarter of 2009 and US$0.68 in the second quarter of 2008. Net margin for the second quarter of 2009 was 52%, compared to 54% in the first quarter of 2009 and 66% in the second quarter of 2008. Non-GAAP net margin for the second quarter was 60%, up from 56% in the previous quarter and down from 68% in the second quarter of 2008.

Cash Balances

Changyou had a strong cash position of US$275.9 million as of June 30, 2009, up from US$195.0 million as of March 31, 2009. Operating cash flow for the quarter was a net inflow of US$33.7 million.

As described in the Company’s IPO prospectus, Changyou declared on April 1, 2009, prior to the Company’s IPO, a US$96.8 million cash dividend payable to Sohu.com (Game) Limited (“Sohu Game”), an indirect, wholly-owned subsidiary of Sohu. Changyou expects to pay this dividend after receiving required PRC approvals, which it expects will occur in the third quarter of 2009.

Other Business Developments

In July 2009, the Company entered into a preliminary purchase agreement to acquire an office building in Beijing with approximately 15,000 square meters of space to accommodate its expanding workforce. Total estimated cost for building acquisition and renovation is expected to be approximately US$43 million.

Business Outlook

Changyou estimates total revenues for the third quarter of 2009 to be between US$67 million and US$69 million.

Changyou estimates non-GAAP net income for the third quarter of 2009 to be between US$40 million and US$41 million.

Changyou estimates non-GAAP fully diluted earnings per ADS for the third quarter of 2009 to be between US$0.75 and US$0.77.

Assuming no new grants of share-based awards, Changyou estimates share-based compensation expense for the third quarter of 2009 to be between US$3.5 million and US$4.0 million, reducing fully diluted earnings per ADS by US$0.07 to US$0.08.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of cost of revenues, operating expenses, net income and net income per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees under Statement of Financial Accounting Standard 123R. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance the investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, net income and net income per ADS, excluding share-based compensation expense, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is extracted from Changyou’s unaudited interim financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Changyou’s next quarterly earnings announcement; however, Changyou reserves right to update its Business Outlook at any time for any reason.

Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and the first half of 2009, which could continue through the remainder of 2009, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Registration Statement on Form F-1 originally filed on March 17, 2009 as amended through March 31, 2009, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Daylight Time, July 27, 2009 (or 7 p.m. Beijing/Hong Kong time, July 27, 2009). To listen to the conference call, please use the dial in numbers below:

US:	+1-866-202-3048
Hong Kong:	+852-3002-1672
International:	+1-617-213-8843

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “CYOU.”

A replay of the conference call may be accessed by phone at the following number until August 3, 2009:

International:	+1-617-801-6888
Passcode:	24453720

The conference call will be available on webcast live and available for replay at: http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited’s (“Changyou”) (NASDAQ: CYOU) massively multi-player online games (“MMORPG”) business began operations as a business unit within Sohu in 2003. Changyou was carved out as a separate, stand-alone company in December 2007 and is now a leading developer and operator of online games in China and completed an initial public offering on April 7, 2009. Changyou currently operates two MMORPGs, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online. Changyou has four pipeline games scheduled to begin open beta testing in 2009 and 2010, including the licensed Blade Hero II, which is the sequel to Blade Online, the licensed Immortal Faith and Legend of the Ancient World, and the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games. Changyou’s leading technology platform includes an advanced 2.5D graphics engine, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations Manager

Changyou.com Limited

Tel:	+86 (10) 5956-3358
E-mail:	ir@cyou.com

Ms. Cathy Li

Ogilvy Financial, Beijing

Tel:	+86 (10) 8520-6104
E-mail:	cathy.li@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel:	+1 (646) 460-9989
E-mail:	jessica.cohen@ogilvypr.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Six Months Ended
	Jun. 30, 2009	Mar. 31, 2009	Jun. 30, 2008	Jun. 30, 2009	Jun. 30, 2008

Revenues:
Game operation revenues	$64,936	$59,346	$45,730	$124,282	$86,304
Overseas licensing revenues	1,660	2,261	2,166	3,921	2,547

Total revenues	66,596	61,607	47,896	128,203	88,851
Cost of revenues
(includes share-based compensation expense under SFAS 123(R) of $90, $8, $5, $98 and $10, respectively)	3,943	3,441	3,519	7,384	6,748

Gross profit	62,653	58,166	44,377	120,819	82,103

Operating expenses:
Product development (includes share-based compensation expense under SFAS 123(R) of $2,989, $767, $791, $3,756 and $2,589, respectively)	7,510	6,167	4,920	13,677	10,553
Sales and marketing (includes share-based compensation expense under SFAS 123(R) of $112, $4, $4, $116 and $8, respectively)	10,381	10,836	9,553	21,217	18,111
General and administrative (includes share-based compensation expense under SFAS 123(R) of $2,481, $67, $82, $2,548 and $271, respectively)	5,309	3,280	2,042	8,589	4,376

Total operating expenses	23,200	20,283	16,515	43,483	33,040

Operating profit	39,453	37,883	27,862	77,336	49,063

Interest expense	—	(104)	(59)	(104)	(118)
Interest income and foreign currency exchange gain/loss	871	780	223	1,651	260
Other expense	—	(1)	(288)	(1)	(291)

Income before income tax expense	40,324	38,558	27,738	78,882	48,914
Income tax (expense) benefit	(5,796)	(5,054)	3,885	(10,850)	(2,084)

Net income	$34,528	$33,504	$31,623	$68,032	$46,830

Basic net income per ADS	$0.67	$0.71	$0.67	$1.38	$0.99

ADSs used in computing basic net income per ADS	51,209	47,500	47,500	49,354	47,500

Diluted net income per ADS	$0.66	$0.71	$0.67	$1.36	$0.99

ADSs used in computing diluted net income per ADS	52,590	47,500	47,500	50,045	47,500

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2009	As of Dec. 31, 2008
ASSETS
Current assets:
Cash and bank deposits	$275,856	$134,439
Accounts receivable, net	1,405	1,019
Prepaid and other current assets	4,633	22,187
Due from Sohu	2,262	8,535

Total current assets	284,156	166,180

Non-current assets:
Fixed assets, net	9,101	9,260
Intangible assets, net	95	57
Other assets, net	1,655	1,159

TOTAL ASSETS	$295,007	$176,656

LIABILITIES AND SHAREHOLDERS’ EQUITY

Receipts in advance and deferred revenue	$22,617	$20,703
Accrued liabilities	23,860	22,834
Tax payables	8,850	9,163
Short-term loan from Sohu	—	8,450
Dividend payable	96,800	—
Due to Sohu	5,646	10,812

Total liabilities	157,773	71,962
Total shareholders’ equity	137,234	104,694

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$295,007	$176,656

CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2009				Three Months Ended Mar. 31, 2009				Three Months Ended Jun. 30, 2008
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$66,596	$—		$66,596	$61,607	$—		$61,607	$47,896	$—		$47,896
Less: Cost of revenues	3,943	(90	)(a)	3,853	3,441	(8	)(a)	3,433	3,519	(5	)(a)	3,514

Gross profit	$62,653	$90		$62,743	$58,166	$8		$58,174	$44,377	$5		$44,382

Gross margin	94%			94%	94%			94%	93%			93%

Operating expenses	$23,200	$(5,582	)(a)	$17,618	$20,283	$(838	)(a)	$19,445	$16,515	$(877	)(a)	$15,638

Operating profit	$39,453	$5,672		$45,125	$37,883	$846		$38,729	$27,862	$882		$28,744

Operating margin	59%			68%	61%			63%	58%			60%

Net income	$34,528	$5,672		$40,200	$33,504	$846		$34,350	$31,623	$882		$32,505

Net margin	52%			60%	54%			56%	66%			68%

Diluted net income per ADS	$0.66			$0.75	$0.71			$0.72	$0.67			$0.68

ADSs used in computing diluted net income per ADS	52,590			53,251	47,500			47,500	47,500			47,500

CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Six Months Ended Jun. 30, 2009				Six Months Ended Jun. 30, 2008
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$128,203	$—		$128,203	$88,851	$—		$88,851
Less: Cost of revenues	7,384	(98	)(a)	7,286	6,748	(10	)(a)	6,738

Gross profit	$120,819	$98		$120,917	$82,103	$10		$82,113

Gross margin	94%			94%	92%			92%

Operating expenses	$43,483	$(6,420	)(a)	$37,063	$33,040	$(2,868	)(a)	$30,172

Operating profit	$77,336	$6,518		$83,854	$49,063	$2,878		$51,941

Operating margin	60%			65%	55%			58%

Net income	$68,032	$6,518		$74,550	$46,830	$2,878		$49,708

Net margin	53%			58%	53%			56%

Diluted net income per ADS	$1.36			$1.48	$0.99			$1.05

ADSs used in computing diluted net income per ADS	50,045			50,375	47,500			47,500

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method under SFAS 123(R).